March 6, 2014

Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JMP Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 8, 2013 Form 10-Q for the Quarterly Period Ended September 30, 2013 Filed October 31, 2013 File No. 001-33448

Dear Ms. Hayes:

This letter sets forth the proposed disclosure of JMP Group, Inc. (the “Company” or “JMP”) in response to comment number 18 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 31, 2013 (the “Staff Letter”) and telephone conferences with the Staff. For ease of reference, we have set forth the comment in the Staff Letter followed by the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2013

Notes to Consolidated Financial Statements, page 10

Note 5 - Loans Collateralizing Asset-backed Securities Issued and Loans Held for Sale, page 18

Allowance for Loan Losses, page 20

18.

We note your disclosure that loans recorded upon the acquisition of Cratos are recorded at fair value. We also note your disclosure that $0.4 million and $1.5 million of the reserve recorded in the three and nine months ended September 30, 2013, respectively, related to the loans associated with CLO II, acquired in April 2013. Since ASC 805 requires any credit impairment and cash-flow uncertainty to be considered in the fair value measurement at acquisition, it is unclear to us why such a substantial additional provision was subsequently recorded in the same interim period so soon after the acquisition of the loan portfolio at fair value. Please tell us and revise your future filings to discuss the applicable accounting guidance you relied on to record an allowance through provision expense for this acquired loan portfolio.

Response:

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

March 6, 2014

The Company acknowledges the Staff’s comment and will revise its “Summary of Significant Accounting Policies – Loans Collateralizing Asset-Backed Securities Issued” in its future filings to read as follows:

“Loans Collateralizing Asset-Backed Securities Issued

Loans collateralizing asset-backed securities issued are recorded at their fair value as of the acquisition date, which then becomes the new basis of the loans. Any unamortized deferred fees or costs that existed prior to the acquisition are written off at that date.

For those loans acquired with evidence of deterioration of credit quality since origination, the total discount from unpaid principal balance to fair value consists of a non-accretable credit discount and an accretable liquidity discount. The accretable portion of the discount is recognized into interest income as an adjustment to the yield of the loan over the contractual life of the loan using the interest method.

For those loans without evidence of deterioration in credit quality since origination, any difference between the Company’s initial investment in the loan and its par value is recorded as a premium or discount, which is amortized or accreted into interest income as a yield adjustment over the contractual life of the loan using the effective interest method, in accordance with ASC 310-20, Nonrefundable Fees and Other Costs.

The Company reviews its loan portfolio at the end of each quarter to identify specific loss reserves on impaired loans or to record losses inherent in the homogenous loan portfolio. As loans collateralizing asset-backed securities issued are considered similar in nature, given the loan terms, ratings and average life expectancy, they are reviewed collectively in the quarterly assessment of loan loss reserves. Even when there are no credit losses identified in any individual loans, experience indicates there are losses inherent in the pooled loan portfolios as of the balance sheet date. The Company uses its loan loss model to estimate the unidentified losses that are inherent in the portfolio as of the balance sheet date and records provisions to its allowance for loan losses quarterly.

For loans acquired at a discount that are not accounted for under ASC 310-30, the allowance for loan losses recorded subsequent to the date of the loan acquisition is determined using the guidance in ASC 450. No allowance on these loans will be recognized until the current book value is accreted past the level of incurred loss. For loans acquired at a premium, the allowance for loan losses recorded subsequent to the date of the loan acquisition is determined in accordance with ASC 450, based on the contractual principal balances. Given the existence of the premium on these loans, the allowance recorded subsequent to acquisition is based on the Company's quarterly allowance methodology and represents losses inherent in the homogeneous loan portfolio at the balance sheet date. Accordingly, if the Company were to acquire loans at a premium during a particular period, the Company would record an allowance at the end of the quarter in which the loans were acquired.

Refer to “Allowance for Loan Losses” section below for the Company’s quarterly assessment process.

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910

U.S. Securities and Exchange Commission

March 6, 2014

The accrual of interest on loans is discontinued when principal or interest payments are 90 days or more past due or when, in the opinion of management, reasonable doubt exists as to the full collection of principal and/or interest. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Any reversals of income from previous years are recorded against the allowance for loan losses. When the Company receives a cash interest payment on a non-accrual loan, it is applied as a reduction of the principal balance. Non-accrual loans are returned to accrual status when the borrower becomes current as to principal and interest and has demonstrated a sustained period of payment performance. The amortization of loan fees is discontinued on non-accrual loans and may be considered for write-off. Depending on the terms of the loan, a fee may be charged upon a prepayment which is recognized in the period of the prepayment.

Restructured loans are considered a troubled debt restructuring (“TDR”) if the Company, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. The Company may receive an asset from the debtor in a TDR, but the value of the asset received is typically significantly less than the amount of the debt forgiven. The Company has received equity interest in certain debtors as compensation for reducing the loan principal balance in some cases.”

* * * * *

In connection with the aforementioned response, JMP Group Inc. acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this filing, please contact me at (415) 835-3979.

Very truly yours, /s/ Raymond S. Jackson Raymond S. Jackson Chief Financial Officer

cc:	Scott Solomon, Esq., JMP Group Inc. Andrew D. Thorpe, Esq., Orrick, Herrington & Sutcliffe LLP

JMP Group Inc.

600 Montgomery Street

Suite 1100	tel	415.869.4400
San Francisco, CA 94111	fax	415.835.8910